Exhibit 99.1
FLY LEASING REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS
Dublin, Ireland, November 2, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter of 2011.
Third Quarter 2011 Highlights
•	Adjusted net income of $4.1 million, EPS of $0.16, excluding share-based compensation
•	Net income of $3.4 million, EPS of $0.13
•	Available Cash Flow of $28.8 million, $1.12 per share
•	Acquired 49 additional aircraft in a transaction that closed on October 14th
•	Acquired one additional B737-800 aircraft on October 28th
•	Declared a quarterly dividend of $0.20 on October 17th
“On October 14, 2011, FLY completed the acquisition of a portfolio of 49 aircraft, increasing its fleet to a total of 109 aircraft,” said Colm Barrington, CEO of FLY. “This acquisition was completed without the need to raise any new equity capital by utilizing FLY’s available cash. As a result, the new portfolio will significantly grow our earnings per share.”
“Our fleet of modern and fuel-efficient commercial aircraft is leased under long-term binding contracts to many strong, well-run airlines around the world, including some of the industry’s best credits. This provides us with strong cash flow and earnings visibility.”
“In the third quarter we had a 100% utilization rate, with all of our aircraft on lease,” added Barrington. “As we start the fourth quarter, all of the 109 aircraft in our larger fleet are on lease. However, there was an impact on our third quarter results from one of our lessees that did not submit payment in the third quarter. We have received partial payment from this lessee, which will be recognized in the fourth quarter.”
“FLY has now grown its fleet by more than 130% since it went public in late 2007,” said Barrington. “In addition, the company has repurchased approximately 24% of its shares and has also repurchased and holds 15% of its securitized debt, while paying a cash dividend for 16 consecutive quarters. Our strategy of focusing on opportunities for smart growth, combined with our commitment to enhancing shareholder value, will continue to deliver strong returns for shareholders,” added Barrington. “FLY will continue to leverage the global platform and full strength of BBAM — a global leader in the aircraft leasing industry — to continue to look for prudent opportunities to grow our fleet and to maximize trading opportunities that we uncover in order to maximize shareholder value.”

Third Quarter Financial Results
FLY’s net income and basic and diluted earnings per share for the third quarter of 2011 were $3.4 million and $0.13 per share compared to $12.2 million and $0.45 per share in the same period of 2010. The decrease in net income is primarily due gains realized on the sale of three aircraft in the 3rd quarter of 2010 and recognition of $2.9 million of end of lease revenue also in the 3rd quarter of 2010, neither of which is present in the current period.
Net income and diluted earnings per share for the nine months ended September 30, 2011 were $10.3 million and $0.39 per share compared to $42.0 million and $1.46 per share in the same period in 2010. The 2010 results benefited from a gain of $12.5 million from the sale of an option to purchase our notes payable, gains from the sale of three aircraft and $14.3 million of end of lease revenue. The 2011 results include just $3.0 million of end of lease revenue.
Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $28.8 million for the third quarter of 2011 compared to $40.4 million for the same period in the previous year. The decrease is primarily due to the absence of aircraft sales and the decline in end of lease income. ACF per share was $1.12 for the third quarter of 2011 compared to $1.48 in the same period of 2010.
For the nine months ended September 30, 2011, ACF was $87.9 million or $3.37 per share. This compares to $127.9 million or $4.43 per share for the same period of 2010.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividends and Share Repurchases
On October 17, 2011 FLY declared a dividend of $0.20 per share in respect of the third quarter of 2011. This dividend will be paid on November 21, 2011 to shareholders of record on October 31, 2011.
During the third quarter of 2011, FLY repurchased 16,293 shares at an average cost of $10.91 per share or approximately $180,000. Under a $30 million share repurchase program that expires in May 2012, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. $29.8 million remains available under this program. At September 30, 2011, there are 25.6 million shares outstanding.
Financial Position
At September 30, 2011, FLY’s total assets were $2.0 billion, including flight equipment with a net book value of $1.6 billion. Restricted and unrestricted cash at September 30, 2011 totaled $392.4 million, of which $230.3 million was unrestricted. These amounts compare to total cash of $329.0 million and unrestricted cash of $164.1 million at December 31, 2010.

Acquisition of 49 Aircraft
On October 14, 2011, FLY completed the acquisition of 49 aircraft valued at approximately $1.4 billion. The purchase was funded with approximately $115 million of the Company’s unrestricted cash (net of cash acquired as part of the acquisition) and assumption of approximately $1.2 billion of secured, non-recourse debt. In connection with the acquisition, the Company expects to incur approximately $19 million of fees and expenses, $17 million of which will be charged to expense in the fourth quarter.
The 49 aircraft are on lease to 23 airlines in 15 countries and currently generate annual rents of approximately $163 million.
Aircraft Portfolio
At September 30, 2011 FLY’s aircraft were on lease to 34 lessees in 22 countries. All aircraft are on lease. Acquisition of the 49 aircraft will increase the number of lessees to 53 airlines and the country count to 29. The table below shows the aircraft in FLY’s portfolio on December 31, 2010 and September 30, 2011 and the portfolio after acquisition of the 49 aircraft. The table does not include the four B767 aircraft owned by the joint venture in which FLY has a 57% interest.

	Dec 31,		Sept 30,		Sept. 30, 2011
Portfolio at	2010		2011		Combined
Airbus A319	10		10		20
Airbus A320	16		16		29
Airbus A330	1		1		1
Airbus A340	—		—		3
Boeing 717	—		—		6
Boeing 737	19	*	19	**	36	**
Boeing 747	1		1		1
Boeing 757	11		11		11
Boeing 767	1		1		1
Boeing 777	1		1		1

Total	60		60		109

*	Includes one new B737-800 under contract and delivered in February 2011.

**	Includes one Boeing 737-800 held for sale at September 30, 2011 and excludes one Boeing 737-800 acquired on October 28, 2011.
At September 30, 2011, the average age of the combined portfolio was 8.3 years weighted by the net book value of each of FLY’s aircraft and estimated appraised values of the acquired aircraft. The average remaining lease term was 3.7 years, also weighted by net book and appraised values. At September 30, 2011 FLY’s leases were generating annualized revenues of $205 million. The combined annualized revenues are approximately $368 million, an increase of approximately 80%.

For the third quarter of 2011, FLY’s lease utilization factor was 100% and for the nine months ended September 30, 2011 the lease utilization factor was 98%.
Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, November 2, 2011. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 15965023 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 15965023. The replay recording will be available until November 9, 2011.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com
Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues

Operating lease revenue	$47,387	$51,736	$149,149	$167,419
Equity earnings from unconsolidated joint ventures	1,289	1,277	2,626	1,857
Gain on sale of aircraft	—	8,912	—	8,912
Gain on sale of option to purchase notes payable	—	—	—	12,501
Lease termination settlement	528	570	1,616	1,739
Interest and other income	233	115	886	1,304

Total revenues	49,437	62,610	154,277	193,732

Expenses

Depreciation	21,158	21,320	62,723	63,701
Interest expense	18,278	18,781	55,174	56,603
Selling, general and administrative	5,756	6,836	19,653	19,481
Debt purchase option amortization	—	—	—	947
Maintenance and other costs	184	1,080	4,103	2,433

Total expenses	45,376	48,017	141,653	143,165

Net income before provision for income taxes	4,061	14,593	12,624	50,567
Provision for income taxes	645	2,391	2,347	8,538

Net income	$3,416	$12,202	$10,277	$42,029

Weighted average number of shares
- Basic	25,647,373	27,259,400	25,904,913	28,797,896
- Diluted	25,841,921	27,304,430	26,054,343	28,838,684
Earnings per share
- Basic and Diluted	$0.13	$0.45	$0.39	$1.46
Dividends declared and paid per share	$0.20	$0.20	$0.60	$0.60

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Sept. 30,	Dec. 31,
	2011	2010
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$230,326	$164,107
Restricted cash and cash equivalents	162,056	164,935
Rent receivables	1,302	995
Investment in unconsolidated joint ventures	14,647	9,655
Flight equipment held for sale	32,244	—
Flight equipment held for operating leases, net	1,568,007	1,613,458
Deferred tax asset, net	3,026	3,046
Fair market value of derivative asset	1,871	2,226
Other assets, net	14,596	19,802

Total assets	$2,028,075	$1,978,224

Liabilities
Accounts payable and accrued liabilities	8,555	5,190
Rentals received in advance	8,794	9,868
Payable to related parties	894	1,539
Security deposits	31,826	31,682
Maintenance payment liabilities	166,182	135,019
Notes payable, net	623,878	596,190
Borrowings under aircraft acquisition facility	536,744	561,636
Other secured borrowings	93,791	66,283
Fair market value of derivative liabilities	95,111	82,436
Other liabilities	13,203	13,477

Total liabilities	1,578,978	1,503,320

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,632,635 and 26,707,501 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	453,810	463,559
Retained earnings	72,588	77,984
Accumulated other comprehensive loss, net	(77,327)	(66,666)

Total shareholders’ equity	449,097	474,904

Total liabilities and shareholders’ equity	$2,028,075	$1,978,224

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$3,416	$12,202	$10,277	$42,029
Add (less):
Depreciation	21,158	21,320	62,723	63,701
Lease incentive amortization	1,897	1,441	5,084	4,048
Amortization of debt issue costs	1,317	2,131	5,298	5,979
Non-cash share based compensation	733	1,925	3,096	2,771
Professional fees reimbursed by Babcock & Brown	—	—	—	2,180
Provision for deferred income taxes	328	1,352	1,418	7,170

Available cash flow	$28,849	$40,371	$87,896	$127,878

Weighted average diluted shares outstanding	25,841,921	27,304,430	26,054,343	28,838,684

Available cash flow per share	$1.12	$1.48	$3.37	$4.43

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non cash share based compensation and deferred income taxes. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.